

October 5, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re:** **Liberator, Inc.**
> **Current Report on Form 8-K**
> **Response letter dated September 24, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Regarding your response to the first bullet of prior comment 1:

- We are unable to provide you any comfort regarding the accuracy of your analyses or conclusions regarding "free-trading shares," particularly given that the holding period of Rule 144(d) begins when securities are acquired from an affiliate of the issuer;

- Please tell us the identities of the four former officers and directors mentioned in the third paragraph of your response and when their transfers to the Barbers or Belmont were reported pursuant to Section 16. Also tell us about your intentions with regard to seeking the profit pursuant to Section 16(b) of the Exchange Act with regard to these transactions; we note, for example, that:

- It appears that the Barbers sold securities to Belmont for $175,000 and within 6 months Belmont resold the securities for $240,500 plus other consideration. In this regard, please update your response to the second bullet of comment 2 in your letter to us dated June 21, 2010 regarding your inability to determine profits realized by Belmont; and

- It appears from your response that the Barbers may have acquired 318,000 shares to resell to Belmont within six months.

  If you decide not to pursue the profit, please tell us whether and how you intend to inform your shareholders about your decision;

- You indicate that Mr. Barber acquired an "additional" 31,950 shares on September 28, 2006. However, page 17 of the July 5, 2007 amendment to the registration statement mentioned in your response indicates that he acquired only 31,500 shares in that transaction. Please reconcile; and

- Clarify why you "could not gather sufficient information to respond" as to how the Barbers acquired the remaining 318,000 shares they sold to Belmont, in light of the correspondence with Mr. Barber mentioned in your response and the portion of your response regarding the collective delivery of stock certificates by the Barbers and the four former affiliates.

2.   We will continue to evaluate your response to prior comment 2 when you file the documents mentioned in that response.

3.   Refer to the last page of your response:

- Please tell us the identities of the three former Liberator shareholders whose certificates were exchanged for shares of WES Consulting and whether the shares they received were resold. Also tell us the reasons for permitting only those exchanges, given the portion of your response regarding the need to delay the physical exchange until after satisfying the information statement requirements and name change;

- The March 12, 2010 letter to shareholders mentioned in your response appears to inform shareholders that they could obtain the "Exchange Shares" upon request, but your response indicates that, at the time of that letter, you believed that the transfer agent would not be able to exchange certificates. Please reconcile; and

- Please provide us an unconditional opinion from counsel qualified to opine on applicable state law regarding what date constitutes the "Effective Time" of the merger and when each Liberator common share became a share of the entity that survived the merger.

Louis S. Friedman
Liberator, Inc.
October 5, 2010
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

       Sincerely,

       Russell Mancuso
       Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
             Jamie Kim, Esq.—Richardson & Patel LLP